AM 11-3-2003



03054949

SECUR... ...MMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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| SEC FILE NUMBER |
|---|
| ~~8-02331~~ 12111 |

SEC MAIL RECEIVED PROCESSING OCT 30 2003 WASH. D.C. 188 SECTION

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 09|01|2002 (MM/DD/YY) AND ENDING 08|31|2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVESTORS SECURITY COMPANY, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 BANK STREET
(No. and Street)

SUFFOLK (City) VIRGINIA (State) 23434 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER M. HOLLOWAY (757) 539-2396
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOYCE, JOHN R.
(Name – *if individual, state last, first, middle name*)

110 BANK STREET, SUITE 100 (Address) SUFFOLK (City) VIRGINIA (State) 23434 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 04 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, CHRISTOPHER M. HOLLOWAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESTORS SECURITY COMPANY, INC., as of AUGUST 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE-PRESIDENT
Title

Notary Public
June 30, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN R. BOYCE
CERTIFIED PUBLIC ACCOUNTANT

110 BANK STREET, SUITE 100
SUFFOLK, VIRGINIA 23434

PHONE: (757) 925-1191
FAX: (757) 925-1264


SEC MAIL
PROCESSING
RECEIVED
OCT 30 2003
WASH. DC
188
SECTION

October 22, 2003

Stockholders and Directors
Investors Security Company, Inc.
Suffolk, Virginia 23434

The Company's unaudited Focus Report for August 31, 2003, shows a net capital of $146,414. The audited Focus Report of August 31, 2003, shows a net capital of $147,103. Listed below is the reconciliation of the difference of $689 between the net capital as shown on the unaudited Focus Report and as shown on the audited Focus Report:

| | |
|---|---|
| Net Capital as reported in Company's Part II A (Unaudited) Focus Report | $ 146,414 |
| Net Audit Adjustments | 689 |
| Net Capital per audited report | $ 147,103 |



John R. Boyce
Certified Public Accountant

JOHN R. BOYCE
CERTIFIED PUBLIC ACCOUNTANT

110 BANK STREET, SUITE 100
SUFFOLK, VIRGINIA 23434

PHONE: (757) 925-1191
FAX: (757) 925-1264

October 22, 2003

The Officers and Directors
Investors Security Company, Inc.
Suffolk, Virginia 23434

In planning and performing my audit of the financial statements of Investors Security Company, Inc. for the year ended August 31, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Investors Security Company, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirement for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, I noted that a minimum of internal control procedures are in effect. Such a situation would normally be expected under the circumstances, because Investors Security Company, Inc.'s normal staff consists of the principal, who is the primary stockholder, the controller, and several clerks. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in my audit of the financial statements of Investors Security Company, Inc. for the fiscal year ended August 31, 2003, and this report does not effect my report thereon dated October 22, 2003.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at August 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission as required by Rule 17a-5 under the Securities Exchange Act of 1934 and should not be used for any other purpose.



John R. Boyce
Certified Public Accountant

| FORM X-17A-5 | **FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA 5th FOCUS** INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17 |
|---|---|

## COVER

Select a filing method: Basic (selected) Alternate [0011]

Name of Broker Dealer: INVESTORS SECURITY COMPANY, INC [0013]

SEC File Number: 8- 12111 [0014]

Address of Principal Place of Business: 110 BANK STREET [0020]

SUFFOLK [0021] VA [0022] 23434-4519 [0023]

Firm ID: 2331 [0015]

For Period Beginning 09/01/2002 [0024] And Ending 08/31/2003 [0025]

Name and telephone number of person to contact in regard to this report:

Name: CHRISTOPHER M. HOLLOWAY VICE-PRESIDENT [0030] Phone: 757-539-2396 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes [0040] No ☒ [0041]

Check here if respondent is filing an audited report ☒ [0042]

## TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

BOYCE, JOHN R. [70]

| ADDRESS Number and Street | | City | | State | | Zip Code | |
|---|---|---|---|---|---|---|---|
| 110 BANK STREET, STE 100 | 71 | SUFFOLK | 72 | VIRGINIA | 73 | 23434 | 74 |

Check One

(X) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

| WORK LOCATION | REPORT DATE MM/DD/YY | DOC. SEQ. NO. | CARD | | | | |
|---|---|---|---|---|---|---|---|
| 50 | 51 | 52 | 53 | | | | |

# JOHN R. BOYCE

CERTIFIED PUBLIC ACCOUNTANT

110 BANK STREET, SUITE 100
SUFFOLK, VIRGINIA 23434

PHONE: (757) 925-1191
FAX: (757) 925-1264


## INDEPENDENT AUDITOR'S REPORT

The Officers and Directors
Investors Security Company, Inc.
Suffolk, Virginia 23434

I have audited the accompanying statement of financial condition of Investors Security Company, Inc. as of August 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the fiscal year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
I believe that the audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investors Security Company, Inc. as of August 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Also, I have examined the Computation of Net Capital Schedule. My reconciliation of the above computation revealed no material differences. In my opinion, this schedule presents fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.



John R. Boyce
Certified Public Accountant

October 22, 2003


MEMBER OF:
THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
THE VIRGINIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

## ASSETS

Consolidated [0198] Unconsolidated [0199]

| | | Allowable | Non-Allowable | Total |
|---|---|---|---|---|
| 1. | Cash | 122,264 [0200] | | 122,264 [0750] |
| 2. | Receivables from brokers or dealers: | | | |
| | A. Clearance account | [0295] | | |
| | B. Other | 459,581 [0300] | [0550] | 459,581 [0810] |
| 3. | Receivables from non-customers | [0355] | 10,744 [0600] | 10,744 [0830] |
| 4. | Securities and spot commodities owned, at market value: | | | |
| | A. Exempted securities | [0418] | | |
| | B. Debt securities | [0419] | | |
| | C. Options | [0420] | | |
| | D. Other securities | 25,704 [0424] | | |
| | E. Spot commodities | [0430] | | 25,704 [0850] |
| 5. | Securities and/or other investments not readily marketable: | | | |
| | A. At cost [0130] | | | |
| | B. At estimated fair value | [0440] | [0610] | [0860] |
| 6. | Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | [0460] | [0630] | [0880] |

|  |  |  | | | |
|---|---|---|---|---|---|
| | A. Exempted securities | [0150] | | | |
| | B. Other securities | [0160] | | | |
| 7. | Secured demand notes market value of collateral: | | [0470] | [0640] | [0890] |
| | A. Exempted securities | [0170] | | | |
| | B. Other securities | [0180] | | | |
| 8. | Memberships in exchanges: | | | | |
| | A. Owned, at market | [0190] | | | |
| | B. Owned, at cost | | | [0650] | |
| | C. Contributed for use of the company, at market value | | | [0660] | [0900] |
| 9. | Investment in and receivables from affiliates, subsidiaries and associated partnerships | | [0480] | [0670] | [0910] |
| 10. | Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | | [0490] | 59,939 [0680] | 59,939 [0920] |
| 11. | Other assets | | [0535] | 102,490 [0735] | 102,490 [0930] |
| 12. | **TOTAL ASSETS** | | 607,549 [0540] | 173,173 [0740] | 780,722 [0940] |

## LIABILITIES AND OWNERSHIP EQUITY

| Liabilities | A.I. Liabilities | Non-A.I. Liabilities | Total |
|---|---|---|---|
| 13. Bank loans payable | [1045] | [1255] | [1470] |
| 14. Payable to brokers or dealers: | | | |
| A. Clearance account | [1114] | [1315] | [1560] |
| B. Other | 408,292 [1115] | [1305] | 408,292 [1540] |
| 15. Payable to non-customers | 3,598 [1155] | [1355] | 3,598 [1610] |
| 16. Securities sold not yet purchased, at market value | | [1360] | [1620] |
| 17. Accounts payable, accrued liabilities, expenses and other | 43,823 [1205] | [1385] | 43,823 [1685] |
| 18. Notes and mortgages payable: | | | |
| A. Unsecured | [1210] | | [1690] |
| B. Secured | [1211] | [1390] | [1700] |
| 19. Liabilities subordinated to claims of general creditors: | | | |
| A. Cash borrowings: | | 120,000 [1400] | 120,000 [1710] |
| 1. from outsiders [0970] | | | |
| 2. Includes equity subordination (15c3-1(d)) of [0980] | | | |
| B. Securities borrowings, at market value: | | [1410] | [1720] |

| | | | | |
|---|---|---|---|---|
| from outsiders<br>_____ [0990] | | | | |
| C. Pursuant to secured demand note collateral agreements: | | | [1420] | [1730] |
| 1. from outsiders<br>_____ [1000] | | | | |
| 2. Includes equity subordination (15c3-1(d)) of<br>_____ [1010] | | | | |
| D. Exchange memberships contributed for use of company, at market value | | | [1430] | [1740] |
| E. Accounts and other borrowings not qualified for net capital purposes | | [1220] | [1440] | [1750] |
| 20. | TOTAL LIABLITIES | 455,713 [1230] | 120,000 [1450] | 575,713 [1760] |

## Ownership Equity

| | | Total |
|---|---|---|
| 21. | Sole proprietorship | [1770] |
| 22. | Partnership (limited partners _____ [1020] ) | [1780] |
| 23. | Corporations: | |
| | A. Preferred stock | [1791] |
| | B. Common stock | 5,050 [1792] |
| | C. Additional paid-in capital | 74,453 [1793] |

| | | |
|---|---|---|
| D. | Retained earnings | 125,506 [1794] |
| E. | Total | 205,009 [1795] |
| F. | Less capital stock in treasury | [1796] |
| 24. | TOTAL OWNERSHIP EQUITY | 205,009 [1800] |
| 25. | TOTAL LIABILITIES AND OWNERSHIP EQUITY | 780,722 [1810] |

## STATEMENT OF INCOME (LOSS)

Period Beginning 09/01/2002 [3932] Period Ending 08/31/2003 [3933] Number of months 12 [3931]

### REVENUE

| | | |
|---|---|---|
| 1. | Commissions: | |
| a. | Commissions on transactions in exchange listed equity securities executed on an exchange | 769,673 [3935] |
| b. | Commissions on listed option transactions | [3938] |
| c. | All other securities commissions | 1,540,976 [3939] |
| d. | Total securities commissions | 2,310,649 [3940] |
| 2. | Gains or losses on firm securities trading accounts | |
| a. | From market making in options on a national securities exchange | [3945] |
| b. | From all other trading | 31,087 [3949] |
| c. | Total gain (loss) | 31,087 [3950] |
| 3. | Gains or losses on firm securities investment accounts | (49,525) [3952] |
| 4. | Profit (loss) from underwriting and selling groups | [3955] |
| 5. | Revenue from sale of investment company shares | 3,023,455 [3970] |
| 6. | Commodities revenue | [3990] |
| 7. | Fees for account supervision, investment advisory and administrative services | 132,729 [3975] |
| 8. | Other revenue | 10,495 [3995] |
| 9. | Total revenue | 5,458,890 [4030] |

### EXPENSES

| | | |
|---|---|---|
| 10. | Salaries and other employment costs for general partners and voting stockholder officers | 172,658 [4120] |
| 11. | Other employee compensation and benefits | 197,456 [4115] |
| 12. | Commissions paid to other broker-dealers | [4140] |
| 13. | Interest expense | 4,959 [4075] |

|  |  |  |  |
|---|---|---|---|
| a. | Includes interest on accounts subject to subordination agreements | 4,695 [4070] | |
| 14. | Regulatory fees and expenses | | [4195] |
| 15. | Other expenses | | 5,343,416 [4100] |
| 16. | Total expenses | | 5,718,489 [4200] |

## NET INCOME

|  |  |  |  |
|---|---|---|---|
| 17. | Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16) | | (259,599) [4210] |
| 18. | Provision for Federal Income taxes (for parent only) DEFERRED REFUND | | (62,936) [4220] |
| 19. | Equity in earnings (losses) of unconsolidated subsidiaries not included above | | [4222] |
| a. | After Federal income taxes of | [4238] | |
| 20. | Extraordinary gains (losses) | | [4224] |
| a. | After Federal income taxes of | [4239] | |
| 21. | Cumulative effect of changes in accounting principles | | [4225] |
| 22. | Net income (loss) after Federal income taxes and extraordinary items | | (196,663) [4230] |

**MONTHLY INCOME**

|  |  |  |
|---|---|---|
| 23. | Income (current monthly only) before provision for Federal income taxes and extraordinary items | (47,295) [4211] |

## EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☒ [4570]

| Clearing Firm SEC#s | Name | Product Code |
|---|---|---|
| 8-35158 [4335A] | FIRST CLEARING, LLC [4335A2] | ALL [4335B] |
| 8- [4335C] | [4335C2] | [4335D] |
| 8- [4335E] | [4335E2] | [4335F] |
| 8- [4335G] | [4335G2] | [4335H] |
| 8- [4335I] | [4335I2] | [4335J] |

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

## COMPUTATION OF NET CAPITAL

| | | | | |
|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | 205,009 [3480] |
| 2. | Deduct ownership equity not allowable for Net Capital | | | – [3490] |
| 3. | Total ownership equity qualified for Net Capital | | | 205,009 [3500] |
| 4. | Add: | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | 120,000 [3520] |
| | B. Other (deductions) or allowable credits (List) | | | |
| | | [3525A] | [3525B] | |
| | | [3525C] | [3525D] | |
| | | [3525E] | [3525F] | [3525] |
| 5. | Total capital and allowable subordinated liabilities | | | 325,009 [3530] |
| 6. | Deductions and/or charges: | | | |
| | A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) | | 173,173 [3540] | |
| | B. Secured demand note deficiency | | [3590] | |
| | C. Commodity futures contracts and spot commodities - proprietary capital charges | | [3600] | |
| | D. Other deductions and/or charges | | [3610] | 173,173 [3620] |
| 7. | Other additions and/or credits (List) | | | |
| | | [3630A] | [3630B] | |
| | | [3630C] | [3630D] | |
| | | [3630E] | [3630F] | [3630] |
| 8. | Net capital before haircuts on securities positions | | | 151,836 [3640] |

| | | | |
|---|---|---|---|
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | |
| A. | Contractual securities commitments | [3660] | |
| B. | Subordinated securities borrowings | [3670] | |
| C. | Trading and investment securities: | | |
| 1. | Exempted securities | [3735] | |
| 2. | Debt securities | [3733] | |
| 3. | Options | [3730] | |
| 4. | Other securities | 4,733 [3734] | |
| D. | Undue Concentration | [3650] | |
| E. | Other (List) | | |
| | [3736A] | [3736B] | |
| | [3736C] | [3736D] | |
| | [3736E] | [3736F] | |
| | | [3736] | 4,733 [3740] |
| 10. | Net Capital | | 147,103 [3750] |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part A**

| | | |
|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | 30,381 [3756] |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A) | 100,000 [3758] |
| 13. | Net capital requirement (greater of line 11 or 12) | 100,000 [3760] |
| 14. | Excess net capital (line 10 less 13) | 47,103 [3770] |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 19) | 101,532 [3780] |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition — 455,713 [3790]

17. Add:

A. Drafts for immediate credit — [3800]

B. Market value of securities borrowed for which no equivalent value is paid or credited — [3810]

C. Other unrecorded amounts(List)

| | |
|---|---|
| [3820A] | [3820B] |
| [3820C] | [3820D] |
| [3820E] | [3820F] |
| | [3820] |

[3830]

19. Total aggregate indebtedness — 455,713 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) — % 310 [3850]

## OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) — % [3860]

## SCHEDULED WITHDRAWALS

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

| Type of Proposed Withdrawal or Accrual | Name of Lender or Contributor | Insider or Outsider | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | Withdrawal or Maturity Date (MMDDYYYY) | Expect to Renew |
|---|---|---|---|---|---|
| _ [4600] | [4601] | [4602] | [4603] | [4604] | [4605] |
| _ [4610] | [4611] | [4612] | [4613] | [4614] | [4615] |
| _ [4620] | [4621] | [4622] | [4623] | [4624] | [4625] |
| _ [4630] | [4631] | [4632] | [4633] | [4634] | [4635] |
| _ [4640] | [4641] | [4642] | [4643] | [4644] | [4645] |
| _ [4650] | [4651] | [4652] | [4653] | [4654] | [4655] |
| _ [4660] | [4661] | [4662] | [4663] | [4664] | [4665] |
| _ [4670] | [4671] | [4672] | [4673] | [4674] | [4675] |
| _ [4680] | [4681] | [4682] | [4683] | [4684] | [4685] |
| _ [4690] | [4691] | [4692] | [4693] | [4694] | [4695] |
| | | TOTAL $ | NONE [4699] | | |

Omit Pennies

**Instructions** Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

| Withdrawal Code | Description |
|---|---|
| 1 | Equity Capital |
| 2 | Subordinated Liabilities |
| 3 | Accruals |
| 4 | 15c3-1(c)(2)(iv) Liabilities |

## STATEMENT OF CHANGES

### STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

| | | | | |
|---|---|---|---|---|
| 1. | Balance, beginning of period | | | 401,673 [4240] |
| | A. | Net income (loss) | | (196,663) [4250] |
| | B. | Additions (includes non-conforming capital of | [4262] ) | [4260] |
| | C. | Deductions (includes non-conforming capital of | Rounding [4272] ) | (1) [4270] |
| 2. | Balance, end of period (From item 1800) | | | 205,009 [4290] |

### STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

| | | | |
|---|---|---|---|
| 3. | Balance, beginning of period | | - [4300] |
| | A. | Increases | 120,000 [4310] |
| | B. | Decreases | [4320] |
| 4. | Balance, end of period (From item 3520) | | 120,000 [4330] |

INVESTORS SECURITY COMPANY, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED AUGUST 31, 2003

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net Loss | ($ 196,663) |
| Noncash Expenses Included in Net Loss: | |
| Depreciation | 24,171 |
| Realized Loss on Securities Sold | 142,925 |
| Unrealized Gain on Securities Owned | ( 92,461) |
| (Increase)/Decrease in: | |
| Accounts Receivables | ( 222,258) |
| Other Assets | ( 83,522) |
| Increase/(Decrease) in: | |
| Other Payables | 188,473 |
| NET CASH USED BY OPERATING ACTIVITIES | ( 239,335) |
| CASH FLOWS FROM INVESTING ACTIVITIES: | |
| Proceeds from Sale of Investments | 253,674 |
| Purchase of Investment Securities | ( 20,874) |
| Purchase of Fixed Assets | ( 3,126) |
| NET CASH PROVIDED BY INVESTING ACTIVITIES | 229,674 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | |
| Note Payments | ( 3,919) |
| Loans from Officers | 120,000 |
| NET CASH PROVIDED IN FINANCING ACTIVITIES | 116,081 |
| NET INCREASE IN CASH | 106,420 |
| CASH AT BEGINNING OF YEAR | 15,844 |
| CASH AT END OF YEAR | $ 122,264 |

| | |
|---|---|
| CASH PAID DURING THE YEAR FOR: | |
| Taxes | $ - |
| Interest | $ 4,959 |

| | |
|---|---|
| SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES: | |
| Purchase of Equipment | $ 3,126 |
| Loan Proceeds | - |
| Cash Invested | $ 3,126 |

See Accompanying Notes

INVESTORS SECURITY COMPANY, INC.
NOTES TO THE FINANCIAL STATEMENTS
AUGUST 31, 2003

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Accounting Method - The Corporation uses the accrual basis of accounting for financial statement and income tax purposes. It is subject to regulation by the Securities and Exchange Commission and by the National Association of Securities Dealers, and it follows accounting and record keeping policies established by those agencies. Transactions with brokers and customers are recorded as of the trade date rather than the settlement date. Inventories of securities and investments are stated at market value. The Corporation depreciates office furniture and equipment over a ten (10) year life, Straight-Line method for assets acquired before January 1, 1981. Assets acquired since December 31, 1980, are depreciated under the two hundred percent (200%) Declining Balance method with a shift to Straight-Line to provide total write-off over the applicable useful life, with the assumption that all acquisitions occur midway through the year. (For federal income tax purposes, this is known as the Modified Accelerated Cost Recovery System, MACRS.) Depreciation lives are Seven (7) years for equipment and furniture.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly actual results could differ from these estimates.

Concentrations of Credit Risk Arising from Cash Deposits - The Company maintains cash balances at financial institutions located in Suffolk. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. At August 31, 2003 the Company's uninsured cash balances total $6,921.

Advertising - The Company expenses advertising costs as they are incurred.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three (3) months or less to be cash equivalents.

NOTE 2 BUSINESS OPERATIONS:

Investors Security Company, Inc. is a securities broker-dealer with an office in Suffolk, Virginia. It is manager for Old Dominion Investors Trust, a regulated investment company.

NOTE 3 SUBORDINATED LOAN:

Effective November 13, 2002 Cabell B. Birdsong loaned the Company $120,000 under a subordinated loan agreement that was approved by NASD. This loan is due November 30, 2005. However, the loan cannot be repaid without the prior consent of NASD. The Company paid interest of $4,695 to Cabell B. Birdsong for this loan.

NOTE 4 CONTINGENT LIABILITIES:

In November, 2002 two (2) alleged clients instituted an arbitration proceeding against the Company before the National Association of Securities Dealers, Inc. (NASD). The claimants have asserted claims for damages in the amount of $47,000 plus punitive damages, statutory damages, interest, costs and attorneys' fees. The claimants alleges that a former representative sold them unsuitable investments and that the Company failed to supervise this representative's activities. The Company denies that it is liable and intends to vigorously defend the claims asserted against it. The Company is unable to express any view as to the outcome of this matter or the extent of any loss that might be sustained should this matter be resolved in a manner adverse to its interest.

In February, 2003 an individual instituted an arbitration proceeding against the Company before the NASD. The individual asserted claims for damages in the amount of $359,580 plus other damages in an unspecified amount, prejudgement interest, costs and attorneys' fees. The individual alleges that a former representative of the Company sold them unsuitable investments and that the Company failed to supervise his activities. The Company denies it is liable and intends to vigorously defend the claim asserted against it. In particular the Company denies it approved the investments or received any commission or other remuneration as a result of these transactions. The Company is unable to express any view as to the possible outcome of this matter or as to the extent of any loss that might be sustained should this matter be resolved in a manner adverse to its interest.

NOTE 5 INCOME TAX EXPENSE:

Federal income tax returns have been examined through the fiscal year ended August 31, 1993 by the Internal Revenue Service. There are no outstanding items. Deferred income taxes are provided for timing differences between financial statement and income tax reporting.

| | |
|---|---|
| Deferred Tax - Asset | $ 101,148 |
| Deferred Tax - Liability | 5,922 |
| Net Deferred Taxes | $ 95,226 |

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following:

| | |
|---|---|
| Deferred Tax Assets: | |
| Net Operating Loss Carryover | $ 94,161 |
| Capital Loss on Carryover | 6,987 |
| Total | $ 101,148 |

The net operating loss carryover of $36,575 expires August 31, 2022 and the balance of $211,479 expires August 31, 2023. The majority Of the capital loss carryover expires August 31, 2008.

| | |
|---|---|
| Deferred Tax Liabilities: | |
| Property, Plant, and Equipment | $ 5,922 |

The Company's provision for income taxes differs from applying the statutory U. S. Federal income tax rate to income before income taxes. The primary differences result from deducting certain expenses for financial statement purposes but not for federal income tax purposes.

NOTE 6 LEASES:

The Corporation leases its office space from a stockholder. The Corporation pays the cost of taxes, fuel, electricity, water, sewage, and other utilities. The lease is renewed annually each September 1.

The Corporation also leases three vehicles. The terms of the leases are for three (3) years. The Corporation also leases several pieces of office equipment with terms of three (3) to five (5) years. Minimum lease payments under these leases were $34,345 for the current year. Future minimum lease commitments under these non-cancelable lease are as follows:

| For the Year Ending | |
|---|---|
| August 31, 2004 | $ 26,376 |
| August 31, 2005 | $ 20,297 |
| August 31, 2006 | $ 13,195 |
| August 31, 2007 | $ 4,871 |
| August 31, 2008 | $ 2,436 |

NOTE 7 CAPITAL:

Stock ownership and management at August 31, 2003:

| | | | |
|---|---|---|---|
| Cabell B. Birdsong | President, Treasurer and Director | 100 sh. | 99% |
| Christopher M. Holloway | Vice-President, Secretary, and Director | 1 sh. | 1% |
| | | 101 sh. | 100% |

Investors Security Company, Inc. was incorporated August 24, 1964, under Virginia Law.